Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 11, 2021, certain employees and members of management of each of Apex Technology Acquisition Corporation (the “Company”) and AvePoint, Inc. sent messages via email to certain holders of record of the Company’s stock, encouraging such holders to vote in the Company’s upcoming special meeting of stockholders on June 30, 2021. The following is a form of such email messages. The special meeting and the proposals to be voted upon by the stockholders at the special meeting are more fully described in the Company’s definitive proxy statement, filed with the Securities and Exchange Commission on June 2, 2021.

Hi [Investor],

I hope you are doing well.

I want to personally reach out to you as a valued APXT shareholder and inform you that we have started the proxy solicitation process around the proposed combination of APXT with AvePoint ahead of our shareholder meeting on June 30th.

I am writing to ask you to VOTE NOW as we need a quorum of votes in order to effectuate the proposed merger with AvePoint. Both the Board and I recommend that you vote YES for ALL 6 Proposals and Subparts as soon as possible.

To VOTE NOW, visit www.VoteAPXT.com or call 1-888-410-7851.

The board recommends that you vote YES for ALL 6 Proposals and Subparts as soon as possible.

If you have any questions, please let me know.

Thank you,

[Sender’s Name]

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Apex Technology Acquisition Corporation (“APXT”) and AvePoint, Inc. (“AvePoint”). In connection with the proposed transaction, APXT has filed a registration statement on Form S-4 with the SEC, which also includes a document that serves as a prospectus and proxy statement of APXT, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent all APXT shareholders. APXT will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of APXT are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by APXT through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

APXT and its directors and officers may be deemed participants in the solicitation of proxies of APXT’s shareholders in connection with the proposed transaction. APXT’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of APXT in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.